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Exhibit 99.4

No Action Necessary For Information Purposes Only

Depositary's Notice of Extraordinary General
Meeting of
Jiayuan.com International Ltd.

ADSs:	American Depositary Shares.

ADS CUSIP Nos.:	477374102 and 477374995.

ADS Record Date:	December 8, 2015.

Meeting Specifics:	Extraordinary General Meeting to be held on December 29, 2015 at 10:00 a.m. (local time) at offices of Paul Hastings LLP, 22/F, Bank of China Tower, 1 Garden Road, Hong Kong (the "Meeting").

Meeting Agenda:	Please refer to the Company's Notice of Extraordinary General Meeting enclosed herewith.

Deposited Securities:	Ordinary shares, par value $0.001 per share ("Share(s)"), of Jiayuan.com International Ltd., a company incorporated under the laws of the Cayman Islands (the "Company").

ADS Ratio:	3 Shares to 2 ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A.—Hong Kong Branch.

Deposit Agreement:	Deposit Agreement, dated as of May 16, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder. All capitalized terms used but not defined herein shall have the meaning given to such terms in the Deposit Agreement.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on
 December 23, 2015.

        The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company is enclosed. The Company has informed the Depositary that voting at the Meeting will be by poll.

        Subject to Cayman Islands law, the Articles of Association of the Company, the provisions of or governing the Deposited Securities, the terms of the Deposit Agreement, Holders (as defined in the Deposit Agreement) of ADSs, as of the close of business on the ADS Record Date, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs.

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions Card prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

        In accordance with the instructions from the Company to the Depositary pursuant to the Deposit Agreement, if the Depositary shall not have received voting instructions from an ADS holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary not to vote the Deposited Securities represented by such Holder's ADSs. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

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  Exhibit 99.4
Depositary's Notice of Extraordinary General Meeting of Jiayuan.com International Ltd.